UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

Mining Oil, Inc.

(Exact name of registrant as specified in its charter)

Texas	38-3760977
(State or other jurisdiction of incorporation or organization)	I.R.S.Employer Identification No.

First City Tower, 1001 Fannin St., Suite 270, Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 713-655-1100

Copies to:	W. V. Walker, Esq.	Chris A. Stacy, PC
	3704 Garrott St.	1001 Fannin, Ste 270
	Houston, Texas 77006	Houston, Texas 77002
	Tel. 713-520-9222	Tel. 713-527-9991
Email:	wvwalker@sbcglobal.net	Email: castacypc@aol.com

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

COMMON STOCK (no par)

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer," "accelerated filer,” and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

(Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

EXPLANATORY NOTE

Mining Oil, Inc. is filing this General Form for Registration of Securities on Form 10 to register our common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). After this registration statement is deemed effective, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-KSB or Form 10-K, quarterly reports on Form 10-QSB or Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

Unless otherwise noted, references in this Registration Statement to “Mining Oil, Inc.,” “Mining Oil,” the “Company”, “we,” “our” or “us” means Mining Oil, Inc.

FORWARD-LOOKING STATEMENTS

There are statements in this registration statement that are not historical facts. These “forward-looking statements” can be identified by use of terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. For a discussion of these risks, you should read this entire Registration Statement carefully, especially the risks discussed under “Risk Factors.” Although management believes that the assumptions underlying the forward-looking statements included in this Registration Statement are reasonable, they do not guarantee our future performance and actual results could differ from those contemplated by these forward-looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Registration Statement will in fact transpire. You are cautioned not to place undue reliance on the continuing accuracy on these forward-looking statements, which relate only to the referenced dates. We do not undertake any obligation to update or revise any forward-looking statements.

Item 1 - Business

Overview

Mining Oil, Inc. is a developmental stage oil and gas exploration and production company. Our Company’s core business is to explore, develop, produce and acquire oil and natural gas properties primarily onshore in the states of Texas and Louisiana and offshore in the Gulf of Mexico. We will also consider acquisitions of pipeline assets and distribution points for oil and gas. As such, we will pursue opportunities to enter into joint ventures to explore, develop and distribute energy resources.

In December 2007, our Company acquired a 2.3333% overriding royalty interest in an 80-acre onshore proved developed producing property in the North Edna Field in Jefferson Davis Parish, Louisiana for $50,000. As of December 31, 2007, the property has estimated proved reserves of 50,427 barrels of oil for the whole interest (approximately 1,200 barrels to our interest). Since the acquisition date (effective December 1, 2007) through the end of January 31, 2008, this property has generated approximately $21,535 in revenues for our Company.

Our Strategy

Mining Oil Inc. is an independent oil and gas company. Our business strategy is a controlled risk, acquisition and exploitation strategy. We plan to acquire property in established productive trends located principally along the Gulf Coast of south Texas and Louisiana. Additionally, we plan to acquire underdeveloped properties in the bay and shallow waters of the Gulf of Mexico.

Due to our small size and flat management structure, we can respond to opportunities that are generally too small or too complicated for many of our competitors. We also seek opportunities that may involve bankruptcy proceedings or with complex or over-leveraged financial structures. Such opportunities require specialized executive and technical management time and patience.

We also seek opportunities through traditional industry sources and through our extensive network of industry contacts. Members of our management team have financed many small capitalization exploration and production companies during the past 25 years and have developed an extensive array of industry knowledge, exploration and production company contacts, and knowledge of the energy capital markets.

A key aspect of the domestic oil and gas industry is the availability of oil and gas properties for sale which occur during periods of both low and high commodity prices. In a typical oil and gas company, the majority of reserves and values tend to be concentrated in a relatively small number of fields. As a result, many industry companies are constantly adjusting and pruning their reserve portfolios thereby creating buying opportunities for smaller industry participants.

Initially, we expect to develop our properties by utilizing established operators to drill and exploit our targeted properties. We plan to employ a highly experienced team of geologists, geophysicists, engineers and land personnel. We plan to attract future employees by offering above industry salaries, stock options and other forms of incentives. We intend to create a flat and responsive operating structure that will execute on our targeted opportunities. We now have three employees. However, we expect to hire additional personnel and incur more expenses to develop our company’s infrastructure.

We believe that equity ownership will align the interests of our partners, employees, and stockholders. Currently, our directors and executive officers beneficially own or have voting control over approximately 84.95% of our common stock. As we grow, we expect to issue equity to our partners, employees and stockholders to incentivize them to continue to create value. We expect to fund our acquisitions through the future issuance of equity as well as the incurrence of debt.

Marketing & Pricing

We currently do not market our share of the oil and natural gas produced. The operator of the well we own sells the production on the open market at prevailing market prices and remits our share of the revenue to us. Market prices are dictated by supply and demand, and we cannot predict or control the price we receive for our oil and gas. We outsource our drilling and operating activities to a third party operator who markets oil and gas on our behalf.

Price decreases would adversely affect our revenues, profits and the value of our proved reserves. Historically, natural gas and oil prices have fluctuated widely. See Item 1A-Risk Factors. Among the factors that can cause these fluctuations are:

•	The domestic and foreign supply of natural gas and oil;

•	Overall economic conditions;

•	The level of consumer product demand;

•	Adverse weather conditions and natural disasters;

•	The price and availability of competitive fuels such as heating oil and coal;

•	Political conditions in the Middle East and petroleum producing regions;

•	The level of liquid natural gas and crude oil imports;

•	Domestic and foreign governmental regulations; and

•	Potential price controls and special taxes.

Competition

We compete with numerous other companies in our industry. Our competitors in the exploration, development, acquisition, and production business include major integrated oil and natural gas companies as well as numerous independents, including many that have significantly greater financial resources and in-house technical expertise.

Governmental Regulations

Federal Income Tax. Federal income tax laws significantly affect our operations. The principal provisions affecting us are those that permit us, subject to certain limitations, to deduct as incurred, rather than to capitalize and amortize, our domestic “intangible drilling and development costs” and to claim depletion on a portion of our domestic natural gas and oil properties based on 15% of our natural gas and oil gross income from such properties (up to an aggregate of 1,000 barrels per day of domestic crude oil and/or equivalent units of domestic natural gas).

Environmental Matters. Domestic natural gas and oil operations are subject to extensive federal regulation and, with respect to federal leases, to interruption or termination by governmental authorities on account of environmental and other considerations such as the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), also known as the “Super Fund Law.” The trend towards stricter standards in environmental legislation and regulation could increase costs to the Company and others in the industry. Natural gas and oil lessees are subject to liability for the costs of clean-up of pollution resulting from a lessee’s operations, and may also be subject to liability for pollution damages. The operator of our property maintains insurance against costs of clean-up operations, but may not be fully insured against all such risks. A serious incident of pollution may also result in the Department of the Interior requiring lessees under federal leases to suspend or cease operation in the affected area.

The Oil Pollution Act of 1990 (the “OPA”) and regulations thereunder impose a variety of regulations on “responsible parties” related to the prevention of oil spills and liability for damages resulting from such spills in U.S. waters. The OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of federal safety, construction or operating regulations. Few defenses exist to the liability imposed by the OPA. In addition, to the extent the Company’s offshore lease operations affect state waters, the Company may be subject to additional state and local clean-up requirements or incur liability under state and local laws. The OPA also imposes ongoing requirements on responsible parties, including proof of financial responsibility to cover at least some costs in a potential spill. The Company cannot predict whether these financial responsibility requirements under the OPA amendments will result in the imposition of substantial additional annual costs to the Company in the future or otherwise materially adversely affect the Company. The impact, however, should not be any more adverse to the Company than it will be to other similarly situated or more limited capitalized owners or operators in the Gulf of Mexico, if we acquire properties there.

The Company’s onshore operations are subject to numerous federal, state and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. Such laws and regulations, among other things, impose absolute liability on the lessee for the cost of clean-up of pollution resulting from a lessee’s operations, subject the lessee to liability for pollution damages, may require suspension or cessation of operations in affected areas, and impose restrictions on the injection of liquids into subsurface aquifers that may contaminate groundwater. Such laws could have a significant impact on the operating costs of the Company, as well as the natural gas and oil industry in general. Federal, state and local initiatives to further regulate the disposal of natural gas and oil wastes are also pending in certain jurisdictions, and these initiatives could have a similar impact on the Company. The Company’s operations are also subject to additional federal, state and local laws and regulations relating to protection of human health, natural resources, and the environment pursuant to which the Company may incur compliance costs or other liabilities.

Other Laws and Regulations. Various laws and regulations often require permits for drilling wells and also cover spacing of wells, the prevention of waste of natural gas and oil including maintenance of certain gas/oil ratios, rates of production and other matters. The effect of these laws and regulations, as well as other regulations that could be promulgated by the jurisdictions in which the Company has production, could be to limit the number of wells that can be drilled on the Company’s properties and to limit the allowable production from the successful wells completed on the Company’s properties, thereby limiting the Company’s revenues.

Employees

We have three employees, none of whom are full time. We use the services of independent consultants and contractors to perform various professional services, including reservoir engineering, land and mineral rights, legal, environmental, accounting and tax services. We rely on our management team for prospect generation and evaluation. As an overriding royalty interest owner, we rely on outside operators to drill, produce and market our oil and natural gas for our onshore prospects. In addition, we utilize the services of independent contractors to perform field and on-site drilling and production operation services and independent third party engineering firms to calculate our reserves.

Item 1A - Risk Factors

In addition to the other information set forth elsewhere in this Form 10, you should carefully consider the following factors when evaluating the Company. An investment in the Company is subject to risks inherent in our business. There is no trading market for the shares of the Company, and there is no assurance that one will develop. Investment in the shares of the Company and the price of the shares of the Company is affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of an investment in the Company may decrease, resulting in a loss. The risk factors listed below are not all inclusive and are not exhaustive.

Risks Related to Our Corporate Makeup and the Common Stock

We have a limited operating history and limited revenues or earnings from operations.

The Company was organized in July 2007. We are a developmental stage company, and we have elected to be a smaller reporting company with the filing of this registration statement. We acquired our first property in December 2007, and the expenses for the first fiscal year exceeded our revenues. Our auditor's going concern opinion and the notation in the financial statements indicate that we have significant operating losses and negative cash flows which raise doubt about the ability of the Company to continue as a “going concern.”

We rely on a few key employees whose absence or loss could disrupt our operations resulting in a loss of revenues.

Many key responsibilities within our business have been assigned to a small number of employees. The loss of their services, particularly the loss of Clayton Van Levy, our President and Chief Executive Officer, George Koo, our Chief Financial Officer, or Chris Stacy, our General Counsel, could disrupt our operations resulting in a loss of revenues. We have an employment contract with each of our executives, but the executives may terminate at will, and our executives are not restricted from competing with us. Additionally, as a practical matter, any employment agreement we may enter into will not assure the retention of our employees. We do not maintain “key person” life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees.

We are dependent on the technical services provided by our independent consultants and could be seriously harmed if we cannot obtain the services of these consultants.

Because we have only three employees at this time, we are dependent upon consultants and contractors for the success of our natural gas and oil exploration projects and expect to remain so for the foreseeable future. Highly qualified geologists and engineers are difficult to attract and retain. As a result, the loss of the services of one or more of our consulting contractors could have a material adverse effect on us and could prevent us from pursuing our business plan. Additionally, the loss by our contractors could have a material adverse effect on our operations as well.

Our ability to successfully execute our business plan is dependent on our ability to obtain adequate financing.

Our business plan, lease acquisitions, the drilling of exploration prospects and producing property acquisitions, has required and is expected to continue to require substantial capital expenditures. We may require additional financing to fund our planned growth. Our ability to raise additional capital will depend on the results of our operations and the status of various capital and industry markets at the time we seek such capital. Accordingly, we cannot be certain that additional financing will be available to us on acceptable terms, if at all. In the event additional capital resources are unavailable, we may be required to curtail our exploration and development activities or be forced to sell some of our assets in an untimely fashion or on less than favorable terms.

Our officers and directors together control a significant percentage of our common stock, and their interests may conflict with those of our other stockholders.

Our executive officers and directors, in the aggregate, own approximately 84.95% of our outstanding common stock. Our President and Chief Executive Officer, Clayton Van Levy, beneficially owns 43.85% of our outstanding common stock. As a result, these executives and majority stockholders acting together are able to exercise significant influence over most matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. Such a concentration of ownership may have the effect of delaying or preventing a change in control of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

Our officers and directors have multiple interests in oil and gas properties, independent of the interests of the Company, and none may devote their full time to the business of the Company.

Our executive officers and directors hold independent interests in oil and gas companies and investments other than their interest in the Company. In addition,

the executive officers who are employees of the Company may not be devoting their full time to the business of the Company, but each may give attention to the business of their other interests. In making decisions involving the business of the Company, each is required to fully disclose to the other officers and directors the interest that one may have in any property which may conflict with the interest of the Company. See Item 1-Business-Employees, Item 1A-Risk Factors, Item 7-Certain Relationships and Related Transactions.

We can give no assurances that our common stock will begin trading in a public market and achieving this goal is subject to regulatory review and compliance matters.

As of the date of the filing of this registration statement, there is no market for our shares. We have a limited number of shareholders, and we can give no assurance that an active trading market will develop. We contemplate that if this registration statement is effective, we will take appropriate steps to register our shares in the future and to select appropriate markets for the shares. The process of registration of the shares and applications to markets is subject to regulation and review by authorities, and there is no assurance that our shares and the transactions in shares will become registered.

If the common stock of the Company is traded in a public market, the price for the shares will be subject to market changes, and purchasers may suffer dilution because of the low price paid by the founders and the valuation of the shares when issued in connection with property acquisitions.

The founders and early investors paid a low price per share. Subsequent purchasers may pay a higher price, and this event will cause dilution in the value per share paid by the purchaser when compared to other investors. In addition, the market for the shares, if any develops, may be thinly traded and, therefore, subject to price changes and fluctuations which could limit the ability of the shareholder to find liquidity for the stock at reasonable prices. In addition, the Company may use its common stock for the acquisition of properties. The price valuation of the shares will be subject to negotiation if the market price is not stable and the trading market thin. In that event, the price value of the shares used in the acquisitions may be under the then trading price, and this event may cause dilution in the value of the shares held by our shareholders.

We do not currently pay dividends on our common stock and do not anticipate doing so in the future.

We have paid no cash dividends on our common stock, and there can be no assurance that we will achieve sufficient earnings to pay cash dividends on our common stock in the future. We intend to retain any earnings to fund our operations. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Risks Related to Our Business and Industry

The volatility of oil and natural gas prices due to factors beyond our control greatly affects our profitability.

Our revenues, operating results, profitability, future rate of growth and the carrying value of our oil and natural gas properties depend primarily upon the prevailing prices for oil and natural gas. Historically, oil and natural gas prices have been volatile and are subject to fluctuations in response to changes in supply and demand, market uncertainty and a variety of additional factors that are beyond our control, including:

•	worldwide and domestic supplies of oil and natural gas;

•	the price levels, and expectations about future prices, of oil and natural gas;

•	the cost of exploring, developing, producing and delivering oil and natural gas;

•	the expected rates of declining current production;

•	weather conditions, including hurricanes, that can affect oil and natural gas operations over a wide area;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	technical advances affecting energy consumption;

•	risks associated with operating drilling rigs;

•	the availability of pipeline capacity;

•	the price and level of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	political instability or armed conflict in oil and natural gas producing regions;

•	the overall economic environment.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements with any certainty. For example, over the last three years, the West Texas Intermediate posted price for crude oil has ranged from a low of $30.83 per barrel, or bbl, in January 2004 to a high of $110.33 per bbl in March 2008. The Henry Hub spot market price of natural gas has ranged from a high of $13.93 per million British thermal units (“MMBtu”) in October 2005 to a low of $4.20 per MMBtu in October 2006. Until recently, these prices have generally been at historically high levels. The Henry Hub spot market price of natural gas was $9.25 per MMBtu at the end of March 2008. Any substantial decline in the price of oil and natural gas will likely have a material adverse effect on our operations, financial condition and level of expenditures for the development of our oil and natural gas reserves, and may result in write downs of oil and natural gas properties due to ceiling test limitations.

Our success depends on finding, developing or acquiring additional reserves.

Our future success depends upon our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Our proved reserves will generally decline as reserves are depleted, except to the extent that we conduct successful exploration or development activities or acquire properties containing proved reserves, or both. To increase reserves and production, we undertake development, exploration and other replacement activities or use third parties to accomplish these activities. We make and expect to continue to make substantial capital expenditures in our business and operations for the development, production, exploration and acquisition of oil and natural gas reserves. To date, we have financed capital expenditures primarily with cash flow from operations and borrowings under credit facilities. Our cash flow from operations and access to capital is subject to a number of variables, including:

•	our proved reserves;

•	the level of oil and natural gas we are able to produce from existing wells;

•	the prices at which oil and natural gas are sold; and

•	our ability to acquire, locate and produce new reserves.

We cannot assure you that we will have sufficient resources to undertake our exploration and development activity, production and acquisition of oil and natural gas reserves, that our exploratory projects or other replacement activities will result in significant additional reserves or that we will have success drilling productive wells at low finding and development costs. Furthermore, although our revenues may increase if prevailing oil and natural gas prices increase significantly, our finding costs for additional reserves could also increase.

Our failure to successfully identify, complete and integrate future acquisitions of properties or businesses could reduce our earnings and slow our growth.

There is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our ability to complete acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Completed acquisitions could require us to invest further in operational, financial and management information systems and to attract, retain, motivate and effectively manage additional employees. The inability to effectively manage the integration of acquisitions could reduce our focus on subsequent acquisitions and current operations, which, in turn, could negatively impact our earnings and growth. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

Shortage of rigs, equipment, supplies or personnel may restrict our operations.

The oil and natural gas industry is cyclical, and at the present time there is a shortage of drilling rigs, equipment, supplies and personnel. The costs and delivery times of rigs, equipment and supplies has increased as drilling activities have increased. In addition, demand for, and wage rates of, qualified drilling rig crews have gone up with increases in the number of active rigs in service. In accordance with customary industry practice, we rely on independent third party service providers to provide most of the services necessary to drill new wells. Shortages of drilling rigs, equipment, supplies, personnel, trucking services, tubulars, fracing and completion services and production equipment could delay or restrict our exploration and development operations, which in turn could impair our financial condition and results of operations.

Estimates of oil and natural gas reserves are uncertain and may vary substantially from actual production.

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of expenditures, including many factors beyond our control. Petroleum engineering is not an exact science. Information relating to our proved oil and natural gas reserves is based upon engineering estimates. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, future site restoration and abandonment costs, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and natural gas prices, future operating costs, severance and excise taxes, capital expenditures and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material.

The present value of future net revenues from our proved reserves is not necessarily the same as the current market value of our estimated oil and natural gas reserves. We base the estimated discounted future net revenue from our proved reserves on prices and costs in effect on the day of estimate. However, actual future net revenues from our oil and natural gas properties will be affected by factors such as:

•	actual prices we receive for oil and natural gas;

•	the amount and timing of actual production;

•	supply of and demand for oil and natural gas; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of costs in connection with the development and production of oil and natural gas properties will affect the timing of actual future net revenues from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

The marketability of our production is dependent upon gathering lines, transportation barges, transport vehicles and other facilities that we do not control. When these facilities are unavailable, our operations can be interrupted and our revenues reduced.

The marketability of our oil and natural gas production depends in part upon the availability, proximity and capacity of natural gas lines and water and ground transportation owned by third parties. In general, we do not control these facilities and our access to them may be limited or denied due to circumstances beyond our control. A significant disruption in the availability of these facilities could adversely impact our ability to deliver to market the oil and natural gas we produce and thereby cause a significant interruption in our operations. The increasing demand for transportation in the Texas-Louisiana Gulf Coast region may adversely impacted our ability to transport our oil production from the tank batteries in our field for delivery. This may require us to shut in or curtail production from time to time as we have only limited storage capacity in the field. If, in the future, we are unable, for any sustained period, to implement acceptable delivery or transportation arrangements, we will be required to shut in or curtail production from our fields. Any such shut in or curtailment, or an inability to obtain favorable terms for delivery of the oil and natural gas produced from the field, would adversely affect our financial condition and results of operations.

Presently all of our producing properties are located in Louisiana, making us vulnerable to risks associated with operating in this region.

Our initial properties are in Louisiana. We anticipate that we will acquire other properties in this region and in Texas. As a result, we may be disproportionately exposed to the impact of delays or interruptions of production from this region caused by weather conditions such as fog or rain, hurricanes or other natural disasters, or lack of field infrastructure. Losses could occur for uninsured risks.

Operating hazards and uninsured risks may result in substantial losses.

Our operations are subject to all of the hazards and operating risks inherent in drilling for and production of oil and natural gas, including the risk of fire, explosions, blowouts, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases. The occurrence of any of these events could result in substantial losses to us due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations.

Our operations are subject to various governmental regulations which require compliance that can be burdensome and expensive.

Our oil and natural gas operations are subject to various federal, state and local governmental regulations that may be changed from time to time in response to economic and political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity to conserve supplies of oil and gas. In addition, the production, handling, storage, transportation, emission and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and natural gas operations are subject to regulation under federal, state and local laws and regulations relating to protection of human health and the environment. These laws and regulations have continually imposed increasingly strict requirements for water and air pollution control and waste management. Significant expenditures may be required to comply with governmental laws and regulations applicable to us. We believe the trend of more expansive and stricter environmental legislation and regulations will continue.

We face extensive competition in our industry.

The oil and natural gas industry is intensely competitive, and we compete with other companies that have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on midstream and refining operations and market petroleum and other products on a regional, national or worldwide basis. These competitors may be better positioned to take advantage of industry opportunities and to withstand changes affecting the industry, such as fluctuations in oil and natural gas prices and production, the availability of alternative energy sources and the application of government regulation.

Our method of accounting for oil and natural gas properties may result in impairment of asset value.

We use the full cost method of accounting for oil and natural gas operations. Accordingly, all costs, including nonproductive costs and certain general and administrative costs associated with acquisition, exploration and development of oil and natural gas properties, are capitalized. Net capitalized costs are limited to the estimated future net revenues, after income taxes, discounted at 10% per year, from proven oil and natural gas reserves and the cost of the properties not subject to amortization. Such capitalized costs, including the estimated future development costs and site remediation costs, if any, are depleted by an equivalent units-of-production method, converting gas to barrels at the ratio of six Mcf of gas to one barrel of oil.

Companies that use the full cost method of accounting for oil and gas properties are required to perform a ceiling test each quarter. The test determines a limit, or ceiling, on the book value of the oil and gas properties. Net capitalized costs are limited to the lower of unamortized cost net of deferred income taxes or the cost center ceiling. The cost center ceiling is defined as the sum of (a) estimated future net revenues, discounted at 10% per annum, from proved reserves, based on unescalated year-end prices and costs, adjusted for any contract provisions or financial derivatives, if any, that hedge oil and natural gas revenue, and excluding the estimated abandonment costs for properties with asset retirement obligations recorded on the balance sheet, (b) the cost of properties not being amortized, if any, and (c) the lower of cost or market value of unproved properties included in the cost being amortized, less income tax effects related to differences between the book and tax basis of the oil and natural gas properties. If the net book value reduced by the related net deferred income tax liability exceeds the ceiling, an impairment or noncash write-down is required. A ceiling test impairment can give us a significant loss for a particular period. Once incurred, a write down of oil and natural gas properties is not reversible at a later date, even if oil or gas prices increase.

Our use of 2-D and 3-D seismic data is subject to interpretation and may not accurately identify the presence of oil and natural gas, which could adversely affect the results of our drilling operations.

Even when properly used and interpreted, 2-D and 3-D seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. In addition, the use of 3-D seismic and other advanced technologies requires greater pre-drilling expenditures than traditional drilling strategies, and we could incur losses as a result of such expenditures. As a result, our drilling activities may not be successful or economical.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Conservation measures and technological advances could reduce demand for oil and natural gas.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas. Management cannot predict the impact of the changing demand for oil and gas services and products, and any major changes may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Item 2 - Financial Information

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following is a discussion and analysis of the Company’s financial condition as of December 31, 2007, and its results of operations for the period of inception (July 12, 2007) through December 31, 2007.

Overview

Mining Oil, Inc. is a developmental stage oil and gas exploration and production company. The Company’s core business is to explore, develop, produce and acquire oil and natural gas properties primarily onshore in the state of Texas and Louisiana and offshore in the Gulf of Mexico.

Property and Equipment

The following is a description of the properties in which the Company is participating as of December 31, 2007:

North Edna Field—Jefferson Davis Parish, Louisiana

In December 2007, our Company acquired a 2.3333% overriding royalty interest in an 80-acre onshore proved developed producing property in the North Edna Field in Jefferson Davis Parish, Louisiana for $50,000. The property has estimated 8/8ths proven reserves of 50,427 barrels of oil (approximately 1,200 barrels of oil net to our interest). Since the effective date of the acquisition (December 1, 2007) through the end of January 31, 2008, the production on this property has generated approximately $21,535 in net revenues for the Company.

The standardized measure of discounted future net cash flows relating to the Company’s ownership interests in proved oil reserves as of December 31, 2007 is shown below:

Future cash inflows	$114,352
Future operating expense	(14,294)
Future income tax expense	—

Future net cash flows	100,058
10% annual discount for estimating timing of cash flow	(7,629)

Standardized measure of discounted future net cash flow	$92,429

The following is a discussion of the results of our operations for the period from inception (July 12, 2007) through December 31, 2007.

Revenues. All of our revenues are from the sale of our oil production. Our revenues may vary significantly from year to year depending on changes in commodity prices, which fluctuate widely, and production volumes.

2007
Revenues:
Oil sales	$11,880

Production:
Oil and condensate (barrels)	129
Average Sales Price:
Oil, condensate and NGLs (per barrel)	$92.09
Production taxes	$1,463
Lease operating expense	$-0-
Depletion	$720
General and administrative expenses	$124,652
Interest expense	$4,677
Interest income	$4,677

Crude Oil Sales. We reported crude oil sales of $11,880 for the period from inception (July 12, 2007) through December 31, 2007 from our 2.3333% overriding royalty interest in one well which we acquired effective December 1, 2007 located on the North Edna Field in Jefferson Davis Parish, Louisiana. Our net crude oil production for the one month ended December 31, 2007 was 129 barrels, net to our interest, with an average sales price of $92.09 per barrel.

Production Taxes and Operating Expenses. Production taxes and operating expenses for the period from inception (July 12, 2007) through December 31, 2007 was $1,483 and related entirely to production taxes on oil volumes sold. Production taxes and lease operating expenses are expected to increase as we acquire interests in additional producing properties or drill wells on leasehold acreage we may own. At this time our interest in the one well we own is an overriding royalty interest which does not require us to pay direct operating expenses. Direct operating expense of the well are the responsibility of the working interest owners. When the Company acquires working interests in properties, it will be charged with operating expenses and costs in connection with the drilling and the operation of the leases.

Depletion. Depletion expense for the period from inception (July 12, 2007) through December 31, 2007 was $720 or approximately $5.58 per barrel.

General and Administrative Expenses. General and administrative expenses for the period from inception (July 12, 2007) through December 31, 2007 was $124,652 and is comprised of $34,800 in salaries, wages and benefits, $36,224 in general office and administrative expenses and other expenses, $28,870 in professional fees (including legal and accounting related fees), and $24,758 in travel, meals and entertainment expenses. These costs were incurred as a result of our recent start-up and to promote our business strategy. These general and administrative costs are expected to increase significantly as we continue to pursue other acquisition opportunities and as we increase our technical and administrative staff necessary to support our business strategy.

Interest Expense. Interest expense for the period from inception (July 12, 2007) through December 31, 2007 was $4,677. Under our agreement with a shareholder, any interest income earned on our cash deposits held by our commercial bank is required to be remitted to the shareholder.

Interest Income. Interest income for the period from inception (July 12, 2007) through December 31, 2007 was $4,677 which was earned from our cash deposits at our commercial bank.

Capital Resources and Liquidity

Since our inception (July 12, 2007) through December 31, 2007, we have raised $300,000 in proceeds from the sale and issuance of 300,000 shares of unregistered common stock to one shareholder. We expect to continue to raise capital through the issuance of equity securities and by securing loans from financial institutions. We believe that the properties that we expect to acquire should be able to generate sufficient operating cash flows to support the Company’s general operating and administrative expenses. There can be no assurance that these properties will be able to do so. As such, we will continue to raise capital through the issuance of equity securities and bank debt financing to fund our acquisitions and exploration, development and production efforts. The issuance of shares may cause dilution to the then current shareholders, if the valuation of the shares used in a transaction is less than the amount invested by the shareholders. See Item 1A-Risk Factors. Furthermore, we may not be able to arrange such financings at favorable or attractive terms thus requiring us to fund our operations with existing cash resources which may result in our activities progressing at a slower pace that we can support.

Item 3 - Properties

Our Company’s executive offices are located at First City Tower, 1001 Fannin Street, Suite 270, Houston, Texas, 77002. We lease the offices from an affiliate under a month to month operating lease that expires in 2008. Our rent expense for the period from inception (July 12, 2007) through December 31, 2007 was $23,100.

In December 2007, our Company acquired a 2.3333% overriding royalty interest in an 80-acre onshore proved developed producing property in the North Edna Field in Jefferson Davis Parish, Louisiana for $50,000. The property has estimated proved reserves of approximately 1,200 barrels of oil, net to our interest. Since the effective date of the acquisition (December 1, 2007) through the end of January 31, 2008, this property was a producing well and has generated approximately $21,535 in revenues, net to our interest, net of production taxes.

On January 9, 2008, we entered into an agreement to acquire a 65% working interest in oil and natural gas properties in two shallow water offshore Texas fields and the associated platforms, facilities and equipment. In addition, the Company will acquire a 65% interest in an approximately 100 mile gathering pipeline system. On March 10, 2008, we loaned $50,000 to the same third party seller in the form of a promissory note secured by certain oil and natural gas properties and pipeline assets. This promissory note bears interest at the rate of 10% per annum and matures on September 10, 2008. This loan was an independent transaction not related to the sale. The closing for the purchase of the assets is expected to occur near the end of the second fiscal quarter. There is no assurance that it will close.

On March 28, 2008, the Company offered the high bid at an auction for substantially all of the oil and gas assets of Reichmann Petroleum Corporation through a U.S. Bankruptcy Court supervised sale under Section 363 of Title 11 of the United States Code. The bid was for approximately $15.2 million dollars in cash and other consideration. On or about April 3, 2008, the Company assigned the right to purchase the Reichmann Petroleum assets to a newly formed company in exchange for a minority interest in the new company. The assignee has assumed the responsibility for closing the transaction. The assignment was approved by unanimous consent of the Company’s shareholders. Debtor's motion to approve the sale is presently scheduled for April 23, 2008, at which time the Bankruptcy Court will be asked to confirm and approve the sale of the assets under the customary closing conditions to the assignee. The closing of the transactions contemplated by the Asset Purchase Agreement is expected to occur on or about April 30, 2008.

Item 4 - Security Ownership of Certain Beneficial Owners and Management

The following table reports the share holdings of the directors and executive officers and those persons who own more than five percent of the common stock as of the date of this registration statement.

Shareholder and Position	Common Stock Holdings	Percent Beneficially Owned
Clayton Van Levy, CEO, President, Director	4,385,000[1]	43.85%

George R. Koo CFO, Executive VP, Director	1,715,000[2]	17.15%

Chris A. Stacy Executive VP, General Counsel, Secretary, Director	2,395,000[3]	23.95%

All Officers and Directors as a group	8,495,000	84.95%

[1]	Mr. Levy holds the controlling block of common stock of the company. He has no agreement with the Company or any person on the control of these shares for voting or disposition.
[2]	The shares reported as beneficially owned by Mr. Koo includes 1,107,500 shares registered in the name of his wife and son. He disclaims beneficial ownership of the shares.
[3]

The shares reported as beneficially owned by Mr. Stacy includes 1,500,000 shares which are registered in the name of a family trust in which his wife and children are beneficiaries, and 40,000 shares held by members of his immediate family. He disclaims ownership of the shares not registered in his name.

Item 5 - Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors and executive officers:

Name	Age	Position
Clayton Van Levy	49	Chief Executive Officer, President & Director
George R. Koo	50	Chief Financial Officer, Executive Vice President & Director
Chris A. Stacy	52	Secretary, Executive Vice President, General Counsel & Director
Mike Blake	48	Director
Michael H. Price	59	Director
Stacy Duke	49	Director

Clayton Van Levy

Clayton Van Levy (“Van”) is one of the founders and has been the Chief Executive Officer for Mining Oil, Inc. since its inception on July 12, 2007. Prior to founding Mining Oil, Van founded and is a principal of Houston Merchant Energy Partners, an energy merchant banking and consulting firm. Prior to Houston Merchant Energy Partners, Van was the Managing Director of Equity Research at Dahlman Rose & Company, LLC, a New York-based investment banking boutique/broker dealer specializing in marine shipping. Van was responsible for establishing the Houston office and creating the firm’s oil and gas exploration and production practice.

Prior to joining Dahlman Rose, Van was the Managing Director of Equity Research at CIBC World Markets Corporation, a global investment banking firm. Van was responsible for managing and integrating the entire energy research group and oversaw the coverage of over 30 oil and gas exploration and production companies. Throughout his career with various investment firms, Van was involved in creating institutional investor relationships and participated in nearly $30 billion of public offerings, private placements, mergers & acquisitions. Van was named a two-time winner of the Wall Street Journal All-Star Stock Picker.

Prior to joining CIBC World Markets, Van was the Managing Director of Equity Research and one of the founding members of the equity division of Jefferies & Company, Inc., a global investment bank. Van oversaw the research coverage of over 45 oil and gas exploration and production companies and participated in many successful public offerings. Prior to joining Jefferies & Company, Van was an equity analyst at Howard Weil Labouisse & Fredericks. Prior to Howard Weil, Van was a petroleum engineer at Texaco, Inc. and Getty Oil Company.

Van holds the FINRA Series 7, 63, and 86/87 registrations. Van graduated from Tulane University with an MBA, Masters in Petroleum Engineering and a BS in Biomedical Engineering.

George R. Koo, CFA, CPA

George Koo is one of the founders and has been the Chief Financial Officer for Mining Oil, Inc. since its inception on July 12, 2007. Prior to founding Mining Oil, he was the Chief Financial Officer and Director of Investment Banking for Dahlman Rose & Company, LLC, a New York-based investment banking boutique/broker dealer specializing in marine shipping where he was integrally involved its start-up. While at Dahlman Rose, he was involved in structuring nearly $3.0 billion in initial public offerings, secondary offerings, private placements, and other similar transactions for the marine shipping industry.

Prior to joining Dahlman Rose, George was a specialist in turnaround, restructures, bankruptcies and distressed situations. He was a CEO of a technology service company, a turnaround of a bank foreclosure. He is also an investor/operator in several business ventures.

As a former investment banker with Burnham Securities Inc. in New York, he has been involved in numerous transactions, including financial restructures, mergers and acquisitions, public and private offerings, and derivatives for public and private companies. George was also a securities analyst covering special situations and many different industries.

George was also a portfolio manager at Chase Manhattan Bank, N.A., overseeing a $3 billion mortgage securities portfolio. While at Chase, George was involved in treasury risk management and asset recovery functions.

George holds the CPA and CFA designations, as well as the FINRA Series 7, 27, 63, and 86/87 registrations. He received an Advanced Professional Certificate from the New York University Stern Graduate Business School and holds an MBA in Finance from St. John's University Graduate Business School as well as a BS in Accounting from St. John's.

Chris A. Stacy

Chris A. Stacy is one of the founders and has been the General Counsel for Mining Oil, Inc. since its inception on July 12, 2007. Prior to founding Mining Oil, he was an attorney practicing in Texas with the firm of Chris A. Stacy & Associates, P.C. Chris has been board certified by the Texas Board of Legal Specialization in the field of civil trial law since 1987.

Chris currently serves as a part-time judicial officer in the tax courts of Harris County, Texas, a position he has held since 1989. Chris has broad legal experience in litigation, turnaround, restructures, bankruptcies and distressed situations. He has also been an owner or officer in several business ventures and has experience managing and operating small businesses. He is also an investor/manager in several business ventures, including Cenozoic Energy, LLC, a private oil and gas exploration and production company.

Chris received a BA from Rice University; a JD from the University of Houston Law Center; and a MBA from University of St. Thomas in Houston, Texas.

Mike Blake

Mr. Blake has been President and Chief Executive Officer of Blake Offshore, LLC and Blake Drilling & Workover Company, Inc. along with their predecessors since 1985. He began his marine career in 1979 with Dean Shanks Drilling. He founded Blake Drilling and Workover with one rig and expanded it to five rigs by 1990 when it merged with another barge workover company, AWI. Mr. Blake served as President of AWI until he restarted Blake Drilling with another company in 1991 with five workover rigs. In 1994, Mr. Blake formed a partnership with Falcon Workover and was employed as the President and CEO until 2000. In 1995, he managed the company through an IPO of its securities. Mr. Blake has a degree in Business Management from the University of New Orleans.

Michael H. Price

Mr. Price has been a principal in Octagon Energy Advisors, a Houston based energy investment advisory firm from 2002 to the present. The firm advises financial institutions and institutional investors participating in energy investments. He was the Chief Financial Officer of Forman Petroleum Corporation from 1998 to 2002. He joined Forman Petroleum to reorganize the company through a bankruptcy court proceeding. After the company emerged from bankruptcy, he continued to serve as the company’s CFO until the company was sold in 2002. Mike has broad experience working with several financial institutions and advisory firms. In his early career, he gained experience working with international oil companies and as a consultant on technical matters. He has a BS and a MS from Illinois Institute of Technology, a MBA from University of Chicago, a M.Sc from London School of Economics, and a MS in Petroleum Engineering from Tulane University.

Stacy Duke

Mr. Duke has background and experience in many areas of the oil and gas industry, both international and domestic. He is currently a vice president of Targa Resources in Houston, Texas. He joined Targa Resources in 2003 as one of the key initial employees, and the team built the company from nothing to $3.0 billion in revenue in 24 months. He served as vice president of Koch Hydrocarbon LP and Koch Hydrocarbon Company in Houston from 1997 to 2003 focusing on a full range of natural gas and LPG development and marketing projects. His early experience in the oil and gas industry included positions over 14 years with Superior Oil and then Mobil which covered all types of exploration and production engineering functions and projects. Mr. Duke holds a BS in Civil Engineering from Louisiana State University and a MS in Petroleum Engineering from Tulane University.

Item 6 - Executive Compensation—2007

Name	2007 Compensation	Position
Clayton Van Levy	$10,000	Chief Executive Officer
George R. Koo	10,000	Chief Financial Officer
Chris A. Stacy	10,000	Secretary and General Counsel
Total	$30,000

Item 7 - Certain Relationships and Related Transactions

The Bylaws of the Company require that all officers and directors fully disclose any relationship that each may have in contracts or transactions involving the business or assets of the Company. The officers and directors are not precluded from holding interest in other businesses which may compete with the Company, but such participation must be disclosed, and the person must abstain from any participation in the decisions relating to the transaction or business.

Clayton Van Levy and Chris A. Stacy are the Managers of Cenozoic Energy, LLC, a privately held oil and gas exploration and production company. George R. Koo, Clayton Van Levy and Chris A. Stacy are substantial shareholders in Cenozoic Energy,

LLC, and Mike Blake, Michael H. Price, and Stacy Duke are also shareholders of Cenozoic Energy, LLC. The Company’s 2.3333% overriding royalty interest in the North Edna Field in Jefferson Davis Parish, Louisiana, purchased for $50,000 in December, 2007, was purchased from Arthur B. Ley, the current President of Cenozoic Energy, LLC. Virtually all of the Company’s directors have ownership interests in other companies and business entities which might from time to time engage in potentially competing businesses with the Company. Additionally, these other business interests may constitute a demand on the time and energy of one or more of the Company’s employees or directors. Furthermore, from time to time there may be opportunities for Cenozoic Energy, LLC to acquire assets which would arguably fit within the business profile of the Company, but would seem at the time to be more appropriate for Cenozoic Energy, LLC. No formal procedure for resolving these potential conflicts has been instituted, and investors are required to rely on the business judgment of the directors in the evaluation of such issues.

No officer or director currently has any interest in any property in which the Company holds an interest.

Item 8 - Legal Proceedings

None

Item 9 - Market Price and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

The shares of common stock of Mining Oil, Inc. have never been traded in any public trading market. The number of holders of record of our common stock is 36.

Mining Oil has never declared or paid any cash dividends on its common stock. We do not anticipate paying cash dividends in the foreseeable future. The payment of cash dividends, if any, in the future will be at the sole discretion of the Board of Directors. We are not otherwise restricted from paying cash dividends on its common stock.

Item 10 - Recent Sales of Unregistered Securities

Since our inception on July 12, 2007 through December 31, 2007, we have raised $300,100 in proceeds from the sale and issuance of 10,000,000 shares of unregistered common stock to three founders and one accredited investor. The issuer and registrant relied on the exemption afforded by Section 4(2) of the Securities Act and the regulations promulgated thereunder in connection with the transactions. The consideration for the shares issued to all persons has been fully paid, and there exists no commitment by the Company to provide anything of value in connection with the issuance of the shares to any person. No one has made any public solicitation for the sale or distribution of shares. Each shareholder is a person known to the principals of the Company and to each other at the time the shares were issued. The majority of the shareholders are members of the family of the respective officers. Each person receiving the original shares had knowledge of our business and financial condition when they received the shares. No investor currently holding shares made any investment that each could not lose if our shares never have any value. Each certificate for the shares received a restrictive legend advising the holder of the limitations on further transfer without registration or an exemption.

Item 11 - Description of Registrant’s Securities to be Registered

The Company is chartered in the State of Texas. The company has 100,000,000 authorized shares of no-par common stock. This is the sole class of stock. The holders of the common stock have one vote per share on each matter submitted to a vote at a meeting of the stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors. The common stockholders have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock carries no subsequent or conversion rights. All shares of common stock now outstanding are fully paid and non-assessable.

The Company acts as its own stock transfer agent.

Item 12 - Indemnification of Officers and Directors

The Certificate of Formation and Bylaws, as amended, of Mining Oil provide that the Company shall indemnify all directors and officers of Mining Oil to the full extent permitted by the Texas Business Organizations Code and the Texas Miscellaneous Corporation Laws Act. Under the provisions of the Certificate of Formation and the Bylaws of Mining Oil, as amended, and the Texas Business Organizations Code and the Texas Miscellaneous Corporation Laws Act, any director or officer of Mining Oil who, in such person’s capacity as an officer or director, is made or threatened to be made a party to any suit or proceeding, may be indemnified if the Board of Directors determines the director or officer acted in good faith and in a manner the director or officer reasonably believed to be in or not opposed to the best interests of Mining Oil. The Certificate of Formation, Bylaws, and the Texas Business Organizations Code further provide that indemnification is not exclusive of any other rights to which individuals may be entitled under the Certificate of Formation, the Bylaws, any agreement, any vote of stockholders or disinterested directors, or otherwise.

The Company has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of Mining Oil, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any expense, liability, or loss incurred by such person in any capacity or arising out of such person’s status as a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, whether or not the Company would have the power to indemnify such person against liability under Texas law.

Item 13 - Financial Statements and Supplementary Data

The Report of Independent Registered Public Accounting Firm in compliance with Rule 4-10 of Reg. S-X is included in Item 15 and is incorporate herein by reference.

Item 14 - Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

The Company made no changes, and it has no disagreements with its accountants on accounting and financial disclosure.

Item 15 - Financial Statements and Exhibits.

(a)	List separately all financial statements filed as part of the registration statement.

(1)	Report of Independent Registered Public Accounting Firm	F-1
(2)	Balance Sheet	F-2
(3)	Statement of Operations	F-3
(4)	Statement of Stockholders’ Equity	F-4
(5)	Statement of Cash Flows	F-5
(6)	Notes to Financial Statements	F-6

(b)	Exhibits

Exhibit Number	Description
3(i)	Certificate of Formation of the Company.

3(ii)	Bylaws of the Company.

10.1	Overriding Royalty Interest Agreement in Jefferson Davis Parish, Louisiana.

10.2	Employment Agreement between the Company and Clayton Van Levy.

10.3	Employment Agreement between the Company and Chris A. Stacy.

10.4	Employment Agreement between the Company and George R. Koo.

23.1	Consent of Pannell Kerr Forster of Texas, P.C.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MINING OIL, INC.

Date: April 11, 2008	By:	Clayton Van Levy
Clayton Van Levy, President and Chief Executive Officer

Mining Oil, Inc.

(A Development Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

    Stockholders of Mining Oil, Inc.

We have audited the accompanying balance sheet of Mining Oil, Inc. (the “Company”, a “Development Stage Company”) as of December 31, 2007, and the related statements of operations, cash flows and stockholders’ equity for the period from inception (July 12, 2007) through December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mining Oil, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the period from inception (July 12, 2007) through December 31, 2007 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a developmental stage company formed in July 2007 and has incurred significant operating losses and negative cash flows from operations since inception which raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with respect to this uncertainty are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Pannell Kerr Forester of Texas, P.C.

Houston, Texas

March 19, 2008, except for Note 9

for which the date is March 28, 2008

Mining Oil, Inc.

(A Development Stage Company)

Balance Sheet

December 31, 2007

Assets
Current assets:
Cash and cash equivalents	$173,380
Accounts receivable	10,397

Total current assets	183,777

Oil and natural gas properties (full cost method of accounting), net of accumulated depletion of $720	49,280

Total assets	$233,057

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$8,620
Accounts payable – related parties	8,633
Accrued liabilities	679

Total current liabilities	17,932

Total liabilities	17,932

Commitments and contingencies	—

Stockholders’ equity:
Common stock, no-par value; 100,000,000 shares authorized; 10,000,000 shares issued and outstanding	300,100
Additional paid-in capital	30,000
Deficit accumulated during development stage	(114,975)

Total stockholders’ equity	215,125

Total liabilities and stockholders’ equity	$233,057

See accompanying notes to financial statements.

Mining Oil, Inc.

(A Development Stage Company)

Statement of Operations

For the Period from Inception (July 12, 2007) Through December 31, 2007

Revenues:
Oil and natural gas revenues	$11,880

Cost and expenses:
Production taxes	1,483
Depletion	720
General and administrative	36,224
Salaries, wages and benefits	34,800
Travel, meals & entertainment	24,758
Consulting and other fees	15,440
Professional fees	13,430

Total cost and expenses	126,855

Loss from operations	(114,975)

Other income (expense):
Interest income	4,677
Interest expense	(4,677)

Total other income (expense), net	—

Net loss	$(114,975)

Net loss per common share:
Basic and diluted	$(0.01)

Weighted average common shares outstanding:
Basic and diluted	9,959,884

See accompanying notes to financial statements.

Mining Oil, Inc.

(A Development Stage Company)

Statement of Stockholders’ Equity

For the Period from Inception (July 12, 2007) Through December 31, 2007

	Common Stock		Additional Paid-In Capital	Deficit Accumulated during the Development Stage	Total Stockholders’ Equity
	Shares	Amount
Initial capitalization on July 12, 2007	9,700,000	$100	$—	$—	$100
Common stock issued for cash on August 4, 2007	300,000	300,000	—	—	300,000
Contribution of services	—	—	30,000	—	30,000
Net loss	—	—	—	(114,975)	(114,975)

Balance at December 31, 2007	10,000,000	$300,100	$30,000	$(114,975)	$215,125

See accompanying notes to financial statements.

Mining Oil, Inc.

(A Development Stage Company)

Statement of Cash Flows

For the Period from Inception (July 12, 2007) Through December 31, 2007

Cash flows from operating activities:
Net loss	$(114,975)
Adjustments to reconcile net loss to net cash used in operating activities:
Contribution of services	30,000
Depletion	720
Changes in operating assets and liabilities:
Accounts receivable	(10,397)
Accounts payable	17,253
Accrued liabilities	679

Net cash used in operating activities	(76,720)

Cash flows from investing activities:
Purchase of overriding royalty interest	(50,000)

Net cash used in investing activities	(50,000)

Cash flows from financing activities:
Proceeds from issuance of common stock	300,100

Net cash provided by financing activities	300,100

Increase in cash and cash equivalents	173,380
Cash and cash equivalents at inception (July 12, 2007)	—

Cash and cash equivalents at end of year	$173,380

Supplemental cash flow disclosures:
Cash paid for interest	$3,998

See accompanying notes to financial statements.

Mining Oil, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2007

Note 1 — Financial Statement Presentation

Organization and nature of operations

Mining Oil, Inc. (the “Company”) was formed July 12, 2007 as a Texas corporation to acquire, develop, produce and exploit oil and natural gas properties. The Company’s executive offices are located in Houston, Texas.

Development stage

The Company is in the development stage and its efforts have been focused primarily on raising capital and acquiring oil and natural gas properties to develop and produce and to acquire pipeline and other related assets.

Going concern

As presented in the financial statements, the Company was formed on July 12, 2007 and is a developmental stage company. The Company has incurred a net loss of $(114,975) during the period from inception (July 12, 2007) through December 31, 2007 and losses are expected to continue in the near term. Management anticipates that significant additional capital expenditures will be necessary to develop and acquire the Company’s oil and natural gas properties before significant positive operating cash flows will be achieved.

The Company will require capital funding from sources other than operations to fund its activities. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management will be required to raise additional capital in the near term through offerings of equity or debt securities to fund the Company’s operations. No assurance can be given that such financing will be available or, if available, that it will be on commercially favorable terms.

The Company plans to secure capital from prospective investors that, if successful, will be used to fund operations and serve to mitigate the factors that raise doubt about the Company’s ability to continue as a going concern.

The accompanying financial statements are prepared as if the Company will continue as a going concern. The financial statements do not contain adjustments, including adjustments to recorded assets and liabilities, which might be necessary if the Company were unable to continue as a going concern.

Note 2 — Summary of Significant Accounting Policies

Cash and cash equivalents

The Company considers all highly liquid investments, including money market accounts, with maturities of three months or less at the time of purchase to be cash and cash equivalents.

Concentration of credit risk

The Company maintains its cash with major U.S. banks. From time to time, cash amounts may exceed the federally insured limit of $100,000. The terms of these deposits are on demand to minimize risk. To date, the Company has not incurred losses related to these deposits.

Mining Oil, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2007

Note 2 — Summary of Significant Accounting Policies (Continued)

Concentration of credit risk (continued)

Other financial instruments which potentially subject the Company to concentration of credit risk consist primarily of production receivables. For oil and natural gas properties, the Company’s accounts receivable consists of amounts due from an outside operator for production sold. The outside operator sells the Company’s share of oil and natural gas to third party purchasers and remits amounts collected to the Company. None of the Company’s production receivable is collateralized. For the period from inception (July 12, 2007) through December 31, 2007, the Company had one outside operator that accounted for 100% of the Company’s production receivable.

An allowance for doubtful accounts is recorded when it is determined that an operator’s account is not realizable in whole or in part. As of December 31, 2007, the Company has not recorded any bad debt expense nor has it been required to record an allowance for doubtful accounts.

Accounting estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from these estimates.

Significant estimates may include volumes of oil and natural gas reserves used in calculating depletion of proved oil and natural gas properties, future net revenues and abandonment obligations, impairment of proved and unproved properties, future income taxes and related assets and liabilities, valuation allowances, the fair value of various common stock, warrants and option transactions, and contingencies, if any. Oil and natural gas reserve estimates, which are the basis for unit-of-production depletion and the calculation of impairment, have numerous inherent uncertainties. The accuracy of any reserve estimate is a function of the quality of available data, the engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify a revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered. In addition, reserve estimates are vulnerable to changes in wellhead prices of crude oil and natural gas. Such prices have been volatile in the past and can be expected to be volatile in the future.

These significant estimates will be based on then current assumptions that may be materially effected by changes to future economic conditions such as the market prices received for sales of volumes of oil and natural gas, interest rates, the fair value of the Company’s common stock and corresponding volatility, and the Company’s ability to generate future taxable income. Future changes to these assumptions may affect these significant estimates materially in the near term.

Oil and natural gas properties

The Company follows the full cost method of accounting for oil and natural gas properties. Accordingly, all costs directly associated with property acquisition, exploration, and development of oil and natural gas reserves including salaries, benefits and other internal costs directly attributable to these properties are capitalized. Such costs also include lease acquisitions, seismic surveys and drilling and completion equipment. Maintenance and repairs are expensed as incurred.

Mining Oil, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2007

Note 2 — Summary of Significant Accounting Policies (Continued)

Oil and natural gas properties

Depreciation, depletion and amortization (“DD&A”) of proved oil and natural gas properties are based on the unit-of-production method using estimates of proved reserve quantities. Investments in unproved properties are not subject to DD&A until proved reserves associated with the projects can be determined or until they are impaired. Unevaluated properties are evaluated periodically for impairment on a property-by-property basis. If the results of an assessment indicate that the properties have been impaired, the amount of such impairment is determined and added to the proved oil and natural gas property costs subject to DD&A. The depletable base includes estimated future development costs and, where significant, dismantlement, restoration and abandonment costs, net of estimated salvage values. The depletion rate for 2007 was $5.58 per barrel produced and sold. Depletion expense and total accumulated depletion as of and for the period ended December 31, 2007 was $720.

No gain or loss is recognized on the normal sale or abandonment of oil and natural gas properties, but rather such dispositions are accounted for as adjustments of capitalized costs unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves.

The net capitalized costs are limited to a “ceiling test” based on the estimated future net revenues from proved reserves, discounted at a 10% rate per annum, based on current economic and operating conditions (“full cost ceiling”). If net capitalized costs exceed this limit, the excess is charged to earnings.

Asset retirement obligations

The Company follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of the liability for asset retirement costs be recognized in an entity’s balance sheet, as both a liability and an increase in the carrying values of such assets, in the periods in which such liabilities can be reasonably estimated. The present value of the estimated future asset retirement obligation (“ARO”), as of the date of acquisition or the date at which a successful well is drilled, is capitalized as part of the costs of proved oil and natural gas properties and as a noncurrent liability. The asset retirement costs, which consist primarily of plugging and abandonment obligations, are depleted over the useful life of the asset. The ARO is also recorded at fair value, and accretion expense recognized as the discounted liability is accreted to its expected settlement value. The fair value of the ARO asset and liability is measured using expected future cash outflows discounted at the Company’s credit adjusted risk free interest rate.

Inherent in the fair value calculation of ARO are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumption impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and natural gas property balance. Settlements greater than or less than amounts accrued as ARO are recovered as a gain or loss upon settlement.

Due to the Company owning no working interest or other interests at this time in which the Company is obligated to pay plugging and abandonment costs, at December 31, 2007 the Company has no asset retirement obligation recorded.

Mining Oil, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2007

Note 2 — Summary of Significant Accounting Policies (Continued)

Long-lived assets

The Company reviews its long-lived assets on a property by property basis for impairment at each reporting period or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets.” If the carrying amount of the asset, including any intangible assets associated with that asset, exceeds its estimated future undiscounted net cash flows, the Company will recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value. Accordingly, the Company recorded no impairment of oil and natural gas properties during the period from inception (July 12, 2007) through December 31, 2007, as management believes all long-lived assets are fully realizable.

Revenue recognition

The Company recognizes oil and natural gas revenues when sold. Typically, volumes sold are not materially different than volumes produced.

Financial instruments

The Company’s financial instruments consist of cash, receivables, and payables. The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of these items.

Income taxes

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes.” Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws, regulations and rates that will be in effect when these differences are revised. A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion, or all, of the deferred tax assets will not be realized through the recovery of the taxes paid on future taxable income. The valuation allowance is subject to ongoing adjustments based on changes in circumstances that affect the Company’s assessment of the realizability of the deferred tax assets.

During September 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109,” (“FIN 48”) which provides guidance for the recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the Company is required to determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the “more likely than not” recognition threshold, it is then measured and recorded at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Management implemented the provisions of FIN 48 and determined that there was no impact. Tax penalties and interest associated with income taxes are recorded as general and administrative expense and interest expense, respectively. At December 31, 2007, the 2007 tax year remains open to review by the federal and state tax jurisdictions.

Mining Oil, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2007

Note 2 — Summary of Significant Accounting Policies (Continued)

Earnings per share

Basic earnings per share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is based on the weighted average number of common shares outstanding and reflects the potential dilutive effects of common stock equivalents such as options, warrants and convertible securities. For the period ended December 31, 2007, basic and diluted loss per share are the same as there are no potentially dilutive common stock equivalents.

Unimplemented accounting pronouncements

During September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, where fair value has been determined to be the relevant measurement attribute. This statement is effective for financial statements of fiscal years beginning after November 15, 2007. Management is evaluating the impact that this guidance may have on the financial statements.

In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This statement amends SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” and SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” and other related accounting literature. SFAS No. 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income.

This statement also requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. Employers with publicly traded equity securities are required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The Company currently has no defined benefit or other postretirement plans subject to this standard.

During February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115.” The new standard permits an entity to make an irrevocable election to measure most financial assets and financial liabilities at fair value. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. Changes in fair value would be recorded in income. SFAS No. 159 establishes presentation and disclosure requirements intended to help financial statement users understand the effect of the entity’s election on earnings. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. Early adoption is permitted. Management is evaluating the impact that this guidance may have on the financial statements.

Mining Oil, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2007

Note 2 — Summary of Significant Accounting Policies (Continued)

Unimplemented accounting pronouncements (continued)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) establishes principles and requirements to recognize the assets acquired and liabilities assumed in an acquisition transaction and determines what information to disclose to investors regarding the business combination. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual period beginning after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement—amendments of ARB No. 51.” SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008.

Note 3 — Acquisition of Property

On December 13, 2007, the Company acquired an overriding royalty interest in a lease and underlying mineral rights covering approximately 80 acres in Jefferson Parish, Louisiana for approximately $50,000. This property had one producing well with measurable production and also contains one recompletion opportunity. The lease conveys certain outstanding overriding royalty interests that were assigned to the Company. For the two years ended December 31, the oil revenue and direct expenses of this well are as follows:

	Year Ended December 31,
	2007	2006
Statement of Revenue and Direct Expenses
Oil Revenue:	$71,995	$203,914
Direct expenses	(7,669)	(4,128)

Operating income	$64,326	$199,786

See related party transactions discussed in Note 5.

Note 4 — Stockholders’ Equity

The Company has 100,000,000 authorized shares of no-par common stock. Upon the establishment of the Company in July 2007, the stockholders of the Company adopted the number of authorized shares of common stock in the articles of incorporation. The Company issued common stock to the founders of the Company totaling 9,700,000 shares for total proceeds of $100.

During 2007, the Company issued 300,000 shares of common stock at $1.00 per share. The total proceeds from the sale of these shares during 2007 were $300,000.

Mining Oil, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2007

Note 4 — Stockholders’ Equity (Continued)

During 2007, certain stockholders of the Company contributed management and legal services estimated at $30,000 which have been recorded as general and administrative expense with a corresponding amount recorded as additional paid in capital.

Note 5 — Related Party Transactions

The Company has related party accounts payable with officers in the amount of $8,633 for expenses incurred during the normal course of business.

The Company leases its office space from an affiliate under a month to month operating lease that expires in 2008. Total rent expense incurred for the period from inception (July 12, 2007) through December 31, 2007 was $23,100.

During 2007, interest income of $3,998 earned by the Company was paid to a stockholder. Additionally, interest of $679 is accrued at December 31, 2007 for payment to a stockholder.

During 2007, certain stockholders of the Company contributed management and legal services estimated at $30,000.

Two officers of the Company are the Managers of Cenozoic Energy, LLC, a privately held oil and gas exploration and production company. All of the officers and the three outside directors of the Company are substantial shareholders in Cenozoic Energy, LLC. The Company’s 2.3333% overriding royalty interest in the North Edna Field in Jefferson Davis Parish, Louisiana, which was purchased for $50,000 in December, 2007, was purchased from the current President of Cenozoic Energy, LLC.

Note 6 — Federal Income Tax

No provision for federal income taxes has been recorded for the period from inception (July 12, 2007) through December 31, 2007 as the Company incurred a net operating loss for income tax purposes and has no carryback potential. Additionally, it is uncertain if the Company will have taxable income in the future so a valuation allowance has been established for the full value of net tax assets.

At December 31, 2007, the Company has a net operating loss carryforward of approximately $87,000 for federal income tax purposes. This net operating loss carryforward may be carried forward until 2027 and its use may be limited if there are significant changes in the Company’s ownership. Significant components of the Company’s deferred tax asset as of December 31, 2007 is as follows:

Deferred tax asset
Net operating loss carryforward	$28,184
Valuation allowance	(28,184)

Total deferred tax asset	$—

Mining Oil, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2007

Note 6 — Federal Income Tax

The differences between the statutory federal income taxes calculated using a federal income tax rate of 34% and the Company’s effective rate for the period from inception (July 12, 2007) to December 31, 2007 is summarized as follows:

Statutory federal income tax benefit	$(39,092)
Non-deductible expenses:
Meals and entertainment	708
Contributed services	10,200

Total tax benefit	(28,184)
Change in valuation allowance	28,184

Total tax expense	$—

Note 7 — Commitments and Contingencies

From time to time, the Company may be involved in litigation matters that are routine to the ongoing operations of the Company. The final outcome of these matters are uncertain and management of the Company is not aware of any such matters pending that would have a material impact on the financial position of the Company.

The Company currently shares office space on a month to month basis with an unrelated third party and pays $3,850 per month. Total rent expense was $23,100 for the period from inception (July 12, 2007) to December 31, 2007.

Note 8 —	Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited)

The following disclosures provide unaudited information required by SFAS No. 69, “Disclosures About Oil and Gas Producing Activities.”

Results of operations from oil producing activities

The Company’s oil properties are located within the United States. The Company currently has no natural gas properties or other leasehold. The Company currently has no operations in foreign jurisdictions. The results of operations from oil producing activities are summarized below for the period since the acquisition effective date (December 1, 2007) to December 31, 2007:

Revenues	$11,880
Production (lifting) costs
Production and lease operating expenses	1,483
Depreciation, depletion and amortization	720

Total costs	2,203

Pretax income from producing activities	9,677
Income tax expense	—

Results of oil producing activities	$9,677

Costs incurred

Costs incurred in oil property acquisition, exploration and development activities are summarized below for the period from inception (December 1, 2007) to December 31, 2007:

Property acquisition costs:
Proved	$50,000
Unproved	—

Total costs incurred	$50,000

Mining Oil, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2007

Note 8 —	Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited) (Continued)

Oil reserves

Proved reserves are estimated quantities of oil in barrels that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

Proved oil reserve quantities at December 31, 2007, and the related discounted future net cash flows are based on estimates prepared by an independent petroleum engineer. Such estimates have been prepared in accordance with guidelines established by the Securities and Exchange Commission.

The Company’s net ownership interests in estimated quantities of proved oil reserves and changes in net proved reserves are summarized below as of December 31, 2007:

Barrels of Oil and Condensate
Proved developed and undeveloped reserves:
Beginning of year	—
Purchase of oil property in place	1,305
Discoveries and extensions	—
Revisions	—
Sale of oil properties in place	—
Production	(129)

End of year	1,176

Proved developed reserves at beginning of year	—

Proved developed reserves at end of year	1,176

At this time the Company has no ownership interest in proved natural gas reserves.

Standardized measure

The standardized measure of discounted future net cash flows relating to the Company’s ownership interests in proved oil reserves as of December 31, 2007 is shown below:

Future cash inflows	$114,352
Future operating expense	(14,294)
Future income tax expense	—

Future net cash flows	100,058
10% annual discount for estimating timing of cash flow	(7,629)

Standardized measure of discounted future net cash flow	$92,429

Mining Oil, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2007

Note 8 —	Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited) (Continued)

Standardized measure (continued)

Future cash flows are computed by applying the year-end price of oil to year-end quantities of proved oil reserves. The average price for oil used in computing year- end 2007 future cash flows was $97.19. Future operating expense is comprised of production taxes which are based on the year-end statutory rates and assumes the continuation of the existing production tax rate. Since the Company owns an overriding royalty interest in one producing well it owns it does not participate in any of the direct costs of operating the well or costs to maintain the well. These costs are the responsibility of the working interest owners.

Future income taxes are based on year-end statutory rates, adjusted for the tax basis of the property and the availability of applicable tax assets. At December 31, 2007, it was uncertain if the Company would have taxable income in the future, thus no tax provision was provided. A discount factor of 10% was used to reflect the timing of future net cash flows. The standardized measure of discounted future net cash flows is not intended to represent the replacement cost or fair market value of the Company’s oil property. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

Changes in standardized measure

Changes in the standardized measure of future net cash flows relating to proved oil reserves for the period from the acquisition effective date (December 1, 2007) to December 31, 2007 are summarized below:

Changes due to current-year operations:
Sale of oil, net of oil operating expenses	$(10,397)
Extensions and discoveries	—
Purchase of oil properties	94,409
Changes due to revisions in standardized variables:
Prices and operating expenses	8,166
Revision of quantities	—
Sales of reserves in place	—
Income taxes	—
Accretion of discount	251
Production rates, timing and other	—

Net change	92,429
Beginning of year	—

End of year	$92,429

Note 9 — Subsequent Events

On January 9, 2008, the Company entered into an agreement to acquire a 65% working interest in oil and natural gas properties in two shallow water offshore Texas fields and the associated platforms, facilities and equipment. In addition, the Company will acquire a 65% interest in an approximately 100 mile gathering pipeline system. On March 10, 2008, we loaned $50,000 to the same third party seller in the form of a promissory note secured by certain oil and natural gas properties and pipeline assets. This promissory note bears interest at the rate of 10% per annum and matures on September 10, 2008. This loan was an independent transaction not related to

Mining Oil, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2007

Note 9 — Subsequent Events (Continued)

the sale. The closing for the purchase of the assets is expected to occur near the end of the second fiscal quarter. There is no assurance that this closing will occur.

On March 28, 2008, the Company offered the high bid at an auction for substantially all of the oil and gas assets of Reichmann Petroleum Corporation through a U.S. Bankruptcy Court supervised sale under Section 363 of Title 11 of the United States Code. The bid was for approximately $15.2 million dollars in cash and other consideration. On or about April 3, 2008, the Company assigned the right to purchase the Reichmann Petroleum assets to a newly formed company in exchange for a minority interest in the new company. The assignee has assumed the responsibility for closing the transaction. The assignment was approved by unanimous consent of the Company’s shareholders. Debtor’s Motion to Approve Sale is presently scheduled for April 23, 2008, at which time the Bankruptcy Court will be asked to confirm and approve the sale of the assets under the customary closing conditions to the assignee. The closing of the transactions contemplated by the Asset Purchase Agreement is expected to occur on or about April 30, 2008.